Remy

June 28, 2005

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 03-05

450 Fifth Street, NW

Washington, DC 20549-0404

Attn:	Mr. Michael Fay and Cari Kerr

RE:	Remy International, Inc

Form 10-K for the fiscal year ended December 31, 2004

Form 10-Q for the quarter ended March 31, 2005

File No. 001-13683

Ladies and Gentlemen:

We have reviewed the comments included in your letter dated June 9, 2005 regarding the Form 10-K filed by Remy International, Inc. (“Remy”) for the fiscal year ended December 31, 2004 and the Form 10-Q filed by Remy for the quarter ended March 31, 2005. Our responses are set forth below. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form 10-K for the fiscal year ended December 31, 2004

Note 7 – Accounts Receivable and Allowance for Doubtful Accounts

Comment :

1. The balance of the allowance for doubtful accounts decreased year over year from 4.3% of the December 31, 2003 accounts receivable balance to 1.8% of the December 31, 2004 accounts receivable balance. In addition, the balance of your accounts receivable at March 31, 2005 has increased approximately $22 million since December 31, 2004. Please provide a roll forward of the allowance for doubtful accounts from December 31, 2004 to March 31, 2005 and provide this information in future filings. In addition, tell us what factors contributed to the decrease in the allowance for doubtful accounts from December 31, 2003 to December 31, 2004.

Response:

Our allowance for doubtful accounts includes reserves for doubtful accounts and customer credits (for items such as delivery shortages, price disagreements, etc). Calculation of the allowance is based on several factors, including customer credit quality, historical write-off experience and any known specific issues or disputes that exist as of the balance sheet date. The most significant portion of the allowance results from specific disputes over various customer credits.

Securities and Exchange Commission

June 28, 2005

The reserve decreased from $6.2 million at December 31, 2003 to $2.8 million at December 31, 2004, or $3.4 million. Of this $3.4 million decrease, $0.9 million related to a credit balance in one customer’s account that was mis-classified in the reserve at December 31, 2003. This credit balance should have been classified net against the customer’s receivable balance. When the credit balance was reclassified, the related portion of the allowance for doubtful accounts was eliminated and was reflected in uncollectible accounts written off, net of recoveries. This misclassification overstated the reserve at December 31, 2003 by $0.9 million, but had no effect on consolidated receivables, net.

Of the remaining $2.5 million decrease, $1.0 million related to disputes with a single large customer. We were aware of these disputes and had a $1.0 million reserve related to this customer at December 31, 2003. During 2004, as a result of commercial negotiations with this customer, the $1.0 million was deemed uncollectible and written off against the reserve.

The remaining $1.5 million decrease consisted of $0.3 million in accounts reserved at December 31, 2003 that were subsequently collected in 2004 and various individually insignificant accounts reserved at December 31, 2003 that were subsequently written off in 2004.

Near the end of 2003 we began an initiative to identify and resolve the issues that lead to customer disputes and the related charges to the allowance. Our implementation of the resulting process improvements contributed significantly to the reduction in disputed amounts and hence the reduction in the allowance for doubtful accounts from 2003 to 2004.

Accounts receivable increased $22 million from December 31, 2004 to March 31, 2005. We acquired $10.6 million in accounts receivable in connection with the acquisition of Unit Parts Company (“UPC”) on March 18, 2005. The remaining increase in receivables was due to the seasonality of our business and is consistent with prior year increases from December to March.

Following is a roll forward of our allowance for doubtful accounts from December 31, 2004 to March 31, 2005:

$ in Thousands
December 31, 2004 allowance for doubtful accounts	$2,784
Charges (credits) to the provision, net	(287)
Accounts written off, net of recoveries	(78)

March 31, 2005 allowance for doubtful accounts	$2,419

The net credit to the provision during the first quarter of 2005 is the result of collections of approximately $0.5 million related to accounts reserved at December 31, 2004. The resolution of these disputes in our favor, coupled with a significant decline in new disputes (due to the aforementioned process improvements) led to the lower allowance requirement and related credit to the provision.

We provided a rollforward of the allowance for doubtful accounts in Note 7 to the consolidated financial statements under item 8 of our 2004 Form 10-K and will continue to provide this information in our annual filings as required by Regulation S-X, Rule 5-04.

Securities and Exchange Commission

June 28, 2005

2. We note that you currently employ two programs to accelerate collection of accounts receivable. Please tell us how you are accounting for the discounts on your receivables for each of these programs and specifically note where these discounts are classified in your financial statements.

Response:

The two programs differ and, accordingly, the accounting for the two programs differs. Our accounting for each program is based primarily on Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

Program 1

The first program (which has been subsequently discontinued) was an agreement with a finance company (“FC”) on behalf of a large customer (“CS”).

The agreement entitled FC to deduct a discount from each invoice for which FC paid us, on behalf of CS, on or before a stipulated early payment date. We agreed to accept the discounted payment in full satisfaction of all amounts due under each respective invoice without recourse to us. The decision to make an early payment was completely at the discretion of FC and CS. Accordingly, we charged the early payment discounts to a contra revenue account. This program has been subsequently discontinued.

Program 2

The second program is an agreement with a bank to factor certain customer’s receivables without recourse. The decision to bundle receivables due from our customers and sell them without recourse is completely at our discretion. Because the receivables are transferred to another entity and we have no continued involvement with the transferred receivables or the transferee, a sale has taken place and a gain or loss is recognized. Accordingly, the loss recognized from factored receivables in 2004 is included in an other non-operating income/(loss) account. This account is included in the caption “Selling, general and administrative expenses” in our statement of operations as it was not material to warrant a separate caption.

Form 10-Q for the period ended March 31, 2005

Note 3 - Acquisitions

3. We note the acquisition of Unit Parts Company (“UPC”) on March 18, 2005. Please tell us how you have evaluated significance of the UPC acquisition under Regulation S-X, Article 03-05(b)(2). In this regard, we note that it appears that UPC would be significant to your business as the total UPC assets ($157.5 million) are in excess of 20% of the December 31, 2004 total assets of the Company ($755.5 million). If UPC is significant to your business under significance tests specified by the regulation, you should submit the required audited financial statements for UPC and pro-forma financial statements as required. We note that if required, this information is due within 75 days of the acquisition as an amendment to your Form 8-K (filled March 22, 2005) announcing the acquisition. For guidance, refer to Regulation S-X, Article 3-05 and Regulation S-X, Article 11.

Securities and Exchange Commission

June 28, 2005

Response:

We evaluated the significance of the UPC acquisition under Regulation S-X, Article 03-05(b)(2) based on the regulation itself and the related guidance in the SEC Staff Training Manual - Division of Corporation Finance, Topic Two: Other Financial Statements Required, I. Businesses Acquired or To Be Acquired, D. Measuring Significance, 1, 2 and 3.

Appropriate Financial Statements for Judging Significance

We call your attention to Topic Two I D 3a, which states,

Use the following financial statements to measure significance under SX 3-05:

a)	General Rule

Compare the most recent pre-acquisition audited annual statements of the acquired business to registrant’s pre-acquisition consolidated statements as of the end of the most recently completed audited fiscal year filed with the Commission

Our year-end is December 31. UPC’s year-end was January 31. The UPC acquisition was consummated March 18, 2005. Our December 31, 2004 financial statements were filed March 29, 2005. Accordingly, on March 18, 2005, our most recently filed annual financial statements were our December 31, 2003 financial statements. UPC’s most recently audited annual financial statements (audited by Price Waterhouse Coopers) were its January 31, 2004 statements.

Asset Test

We compared UPC’s assets per its most recent audited annual financial statements (January 31, 2004) to our assets per our most recently filed annual financial statements (December 31, 2003):

	$ in Thousands
UPC assets at January 31, 2004:	97,883	(1)
Remy assets at December 31, 2003:	723,976
Significance	13.5%

(1)	The major difference between the $157.5 million referred to in your comment 3 and the $97.9 million used in the asset test relates to goodwill/intangibles recorded as part of purchase accounting.

Investment (Purchase Price) Test

We compared the total GAAP purchase price plus contingent consideration (to the extent payment was not considered remote) to our assets per our most recently filed annual financial statements (December 31, 2003).

$ in Thousands
GAAP purchase price	124,500
Contingent consideration	11,629
Total purchase price	136,129
Remy Assets	723,976
Significance	18.8%

Securities and Exchange Commission

June 28, 2005

Income Test

We compared UPC’s pre-tax loss from continuing operations per its most recent annual financial statements (January 31, 2004) to our pre tax loss from continuing operations (excluding cumulative effect of accounting change) per our most recently filed annual financial statements (December 31, 2003):

$ in Thousands
UPC pre tax loss from continuing operations	(2,012)
Remy pre tax loss from continuing operations	(147,201)
Significance	1.4%

Conclusion:

Each test yielded significance below 20% and accordingly audited financial statements of UPC are not required to be filed.

* * * * *

In connection with responding to the Staff’s comments, Remy hereby acknowledges:

1.	Remy is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	Remy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact the undersigned at (765) 778-5590. You may also contact our Vice President and Corporate Controller Amitabh Rai at (765) 778-5980.

Sincerely,

/s/ Rajesh K. Shah
Rajesh K. Shah
Executive Vice President and Chief Financial Officer